Exhibit 4.22
May 2, 2011
To:
Itaú Unibanco S.A. New York Branch
767 Fifth Avenue – 50th Floor
New York, NY 10153 USA
Attn.: Mr. Borhan Siddiqui
CONTINUING STANDBY LETTER OF CREDIT AGREEMENT
Dear Sir or Madam:
In consideration of the issuance by you, Itaú Unibanco S.A. New York Branch (the “Bank”), in your sole discretion, of an irrevocable standby letter of credit in order to secure any and all obligations of the undersigned, Arcos Dorados B.V. (the “Applicant”, “us” or “we”) to McDonald’s Latin America, LLC (the “Beneficiary”) arising upon the occurrence of any of the events expressly set forth under Section 7.9.2 of the Amended and Restated Master Franchise Agreement for McDonald’s Restaurants among McDonald’s Latin America, LLC, LatAm, LLC, the subsidiaries listed in Exhibit I thereto, Arcos Dorados Holdings Inc., Arcos Dorados Cooperatieve U.A., Arcos Dorados B.V. and Los Laureles Ltd., dated as of November 10, 2008 (the “Master Franchise Agreement” and the “Underlying Obligations”, respectively), substantially in accordance with the terms and conditions provided by the Applicant in the application, duly executed by authorized signatories of the Applicant in the form of Exhibit A hereto (the “Application” and the irrevocable standby letter of credit issued in accordance with such conditions, the “Credit”), we hereby unconditionally agree with the terms and conditions of this Continuing Standby Letter of Credit Agreement (the “Agreement”) with respect to the Credit. We understand and agree that you do not have an obligation to issue the Credit upon receipt of an Application.
1.Reimbursement
As to drafts, demands or drawings under the Credit which arc payable in United States currency, we agree to reimburse you, within 2 Business Days following our receipt of notice of such drafts, at your office in immediately available funds, the amount due on such draft. All amounts due to you, from us, shall be paid at account # 400-945-207 with JP MORGAN CHASE Bank, New York, New York, in favor of Itaú Unibanco S.A. New York Branch, 767 Fifth Avenue – 50th Floor, New York, NY 10153, USA (or at such other address or pursuant to such other payment instructions you notify to us in writing), without defense, set-off, cross-claim or counterclaim of any kind and free and clear of all present and future taxes, levies, imposts, deductions, charges and withholdings whatsoever.
2.Fees and Expenses
We agree to pay you free and clear of all present and future taxes, levies, imposts, deductions, charges and withholdings whatsoever, in respect of the Credit, the commission set forth in the Application (the “Fee”) on the payment date(s) specified in such Application, and all reasonable charges and expenses of every kind (including legal services) paid or incurred by you or your correspondents (A) in connection with the Credit, including costs of reserve requirements, if any, and (B) relating to the enforcement of your rights hereunder and claims or demands by you against us (including, without limitation, reasonable attorney’s fees) within 2 Business Days following our receipt of notice of such expenses. Additionally, if the Credit has to be re-issued due to the original Credit having been lost, stolen, mutilated or destroyed, the Applicant shall pay to you, as a condition precedent for the re-issuance of the Credit, an additional fee of 1% of the Fee.
The Fee shall be increased in accordance with the following conditions (it being understood, for the avoidance of doubt, that the amount of any such increase shall be payable on the payment date(s) following the delivery of written notice of such increase by you):
(a)if the Leverage Ratio calculated pursuant to our quarterly and/or annually consolidated financial statements is greater than 3.5:1.0, then, commencing on the date of such delivery until the delivery of succeeding financial statements with a Leverage Ratio equal to or less than 3.5:1.0, the Fee shall be increased automatically as set forth below:

Leverage Ratio	Fee
Greater than 3.5:1.0 but less than or equal to 3.75:1.0	Fee increased by 0.25% per annum
Greater than 3.75:1.0 but less than or equal to 4.00:1.0	Fee increased by 0.50% per annum
Greater than 4.00:1.0 but less than or equal to 4.50:1.0	Fee increased by 1.00% per annum
Greater than 4.50:1.0 but less than or equal to 5.00:1.0	Fee increased by 1.50% per annum
Greater than 5.00:1.00	Fee increased by 2.00% per annum

In this provision, the following capitalized terms shall have the respective meanings assigned below:
“Adjusted Consolidated EBITDA” shall mean, with respect to the Applicant and its subsidiaries on a consolidated basis for any period, Consolidated Net Income of the Applicant and its subsidiaries for such period plus (a) the sum of (in each case without duplication and to the extent the respective amounts described in subclauses (i) through (vii) of this clause (a) reduced such Consolidated Net Income for the respective period for which Adjusted Consolidated EBITDA is being determined):
(i)    Consolidated Net Interest Expense of the Applicant and its subsidiaries for such period;

(ii)    provision for taxes based on income, profits or capital of the Applicant and its subsidiaries for such period;
(iii)    depreciation and amortization expense of the Applicant and its subsidiaries for such period;
(iv)    restructuring charges or reserves (including restructuring costs related to acquisitions after the date hereof and to closure/consolidation of facilities and any fees payable in connection with any franchise disputes);
(v)    any other non-operating and/or non-recurring charges, expenses or losses of the Applicant and its subsidiaries for such period;
(vi)    any deductions attributable to minority interests;
(vii)    the amount of fees and expenses paid in connection with this Agreement by the Applicant and its subsidiaries for such period;
minus (b) (in each case without duplication and to the extent the respective amounts described in this clause (b) increased such Consolidated Net Income for the respective period for which Adjusted Consolidated EBITDA is being determined) non-operating and/or non-recurring income or gains (less all fees and expenses related thereto) increasing Consolidated Net Income of the Applicant and the subsidiaries for such period.
“Capitalized Lease Obligations” shall mean, all rental obligations of the Applicant and its subsidiaries which, under U.S. GAAP, are or will be required to be capitalized on the books of the Applicant, in each case taken at the amount thereof accounted for as indebtedness in accordance with such principles.
“Consolidated Indebtedness” shall mean, at any time, the sum of (without duplication) (i) all Indebtedness of the Applicant and its subsidiaries (on a consolidated basis) as would be required to be reflected as debt or Capitalized Lease Obligations on the liability side of a consolidated balance sheet of the Applicant and its subsidiaries in accordance with U.S. GAAP, (ii) all Indebtedness of the Applicant and its subsidiaries of the type described in clauses (ii), (vii) and (viii) of the definition of Indebtedness and (iii) all Contingent Obligations of the Applicant and its subsidiaries in respect of Indebtedness of any third person of the type referred to in preceding clauses (i) and (ii); provided that (x) the aggregate amount available to be drawn (i.e., unfunded amounts) under all letters of credit, bankers’ acceptances, bank guaranties, surety bonds and similar obligations issued for the account of the Applicant or any of its subsidiaries (but excluding, for avoidance of doubt, all unpaid drawings or other matured monetary obligations owing in respect of such letters of credit, bankers’ acceptances, bank guaranties, surety bonds and similar obligations) shall not be included in any determination of “Consolidated Indebtedness” and (y) the amount of Indebtedness in respect of the Interest Rate Protection Agreements and Other Hedging Agreements shall be at any time the unrealized net loss position, if any, of the Applicant and/or its subsidiaries thereunder on a marked-to-market basis determined no more than one month prior to such time.
“Consolidated Interest Expense” shall mean, for any period, with respect to any Person and its consolidated subsidiaries, total interest expense, whether paid or accrued (including, without limitation, (i) the interest component of Capitalized Lease Obligations and Synthetic Lease obligations and (ii) the “deemed interest expense” (i.e., the interest expense which would have been applicable if the respective obligations were structured as on-balance sheet financing arrangements) with respect to Off Balance Sheet Liabilities (to the extent same does not arise from a financing arrangement constituting an operating lease)), including, without limitation, all commissions, discounts and other fees and charges owed with respect to letters of credit and amortization of discount, all as determined in accordance with U.S. GAAP.
“Consolidated Interest Income” shall mean, for any period, with respect to any Person and its consolidated subsidiaries, total interest income, whether paid or accrued, all as determined in accordance with U.S. GAAP.
“Consolidated Net Income” shall mean, for any period, the aggregate of the Net Income of the Applicant and its consolidated subsidiaries for such period, provided however, that
(i)    any net after-tax extraordinary, special (to the reflected as a separate line item on a consolidated income statement prepared in accordance with U.S. GAAP on a basis consistent with historical practices) or non-recurring gain or loss (less all fees and expenses relating thereto) or income or expense or charge including, without limitation, any severance expense, and fees, expenses or charges related to any offering of Equity Interests of the Applicant, in each case shall be excluded;
(ii)    any net after-tax income or loss from discontinued operations and any net after-tax gain or loss on disposal of discontinued operations shall be excluded; and
(iii)    any net after-tax gain or loss (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the board of directors of the Applicant) shall be excluded. “Consolidated Net Interest Expense” shall mean for any period, the difference between (i) the sum, without duplication, of (x) Consolidated Interest Expense and (y) to the extent consisting of any net loss, any net losses resulting from Interest Rate Protection Agreements or Other Hedging Agreements entered into in the ordinary course of business to the extent that the nominal amount of the related Interest Rate Protection Agreement or Other Hedging Agreements does not exceed the principal amount of the related obligation hedged thereby and (ii) the sum of (x) the Consolidated Interest Income of the Applicant and its subsidiaries during such period and (y) to the extent consisting of a net gain, any net gains resulting from any net losses resulting from Interest Rate Protection Agreements or Other Hedging Agreements entered into in the ordinary course of business to the extent that the nominal amount of the related Interest Rate Protection Agreement or Other Hedging Agreements does not exceed the principal amount of the related obligation hedged thereby, all as determined in accordance with U.S. GAAP.
“Contingent Obligation” shall mean, any obligation of the Applicant and its subsidiaries, as a result of such Person being a general partner of any other Person, unless the underlying obligation is expressly made non-recourse as to such general partner, and any obligation of such Person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefore, (ii) to advance or supply funds (x) for the purchase or payment of any such primary obligation or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.
“Equity Interests” of any Person shall mean any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interest in (however designated) equity of such Person, including, without limitation, any common stock, preferred stock, any limited or general partnership interest and any limited liability company membership interest.
“Governmental Authority” shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.
“Indebtedness” shall mean, as to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (ii) the maximum amount available to be drawn or paid under all letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations issued for the account of such Person and all unpaid drawings and unreimbursed payments in respect of such letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations, (iii) all indebtedness of the types described in clause (i), (ii), (iv), (v), (vi), (vii) or (viii) of this definition secured by any lien on any property owned by such Person, whether or not such indebtedness has been assumed by such Person (provided that, if the Person has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be in an amount equal to the fair market value of the property to which such lien relates), (iv) all Capitalized Lease Obligations of such Person, (v) all obligations of such Person to pay a specified purchase price for goods or services, whether or not delivered or accepted, i.e., take-or-pay and similar obligations, (vi) all Contingent Obligations of such Person, (vii) all obligations under any Interest Rate Protection Agreement, any Other Hedging Agreement or under any similar type of agreement and (viii) all Off-Balance Sheet Liabilities of such Person. The Indebtedness of any Person shall include the Indebtedness of any other entity (including, without limitation, any partnership in which such Person is a general partner) to the extent such Person is directly liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. Notwithstanding the foregoing, Indebtedness shall not include trade payables, accrued expenses and deferred tax and other credits or liabilities incurred by any Person in accordance with customary practices and in the ordinary course of business of such Person. For the avoidance of doubt, references herein to the principal amount of Indebtedness of any Person of the type referred to in clause (vii) above shall include the amount payable upon early termination of such Indebtedness.

“Interest Rate Protection Agreement” shall mean any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement.
“Leverage Ratio” means, as of the last day of any Leverage Ratio Test Period, the ratio of (i) Consolidated Indebtedness on such date to (ii) Adjusted Consolidated EBITDA for such Leverage Ratio Test Period.
“Leverage Ratio Test Period” means a period of four consecutive fiscal quarters of the Applicant (taken as one accounting period for which financial statements have been or are required to be delivered pursuant to Section 8(i)), provided that (i) no Leverage Ratio Test Period shall commence prior to October 1, 2010, and each Leverage Ratio Test Period ending on or prior to September 30, 2010, shall commence on October 1, 2010, and (ii) the results for each Leverage Ratio Test Period ending on or prior to June 30, 2011, shall be adjusted to obtain a result comparable to a result for four full fiscal quarters as follows: (x) any income statement items used in calculations for the Leverage Ratio Test Period ending December 31, 2010, shall be multiplied by four; (y) any income statement items used in calculations for the Leverage Ratio Test Period ending March 31, 2011, shall be multiplied by two; and (z) any income statement items used in calculations for the Leverage Ratio Test Period ending June 30, 2011, shall be multiplied by four-thirds.
“Net Income” shall mean, with respect to any Person, the net income (loss) of such Person, determined in accordance with U.S. GAAP.
“Off-Balance Sheet Liabilities” shall mean, with respect to any Person and its consolidated subsidiaries as of any date of determination, without duplication and to the extent not included as a liability on the consolidated balance sheet of such Person in accordance with U.S. GAAP: (a) with respect to any asset securitization transaction (including, without limitation, any accounts receivable purchase facility) (i) the unrecovered investment of purchasers or transferees of assets so transferred; and (ii) any other payment, recourse, repurchase, hold harmless, indemnity or similar obligation of such Person or any of its subsidiaries in respect of assets transferred or payments made in respect thereof, other than limited recourse provisions that are customary for transactions of such type and that neither (x) have the effect of limiting the loss or credit risk of such purchasers or transferees with respect to payment or performance by the obligors of the assets so transferred; nor (y) impair the characterization of the transaction as a true sale under applicable laws (including, without limitation, applicable bankruptcy laws); (b) the monetary obligations under any Synthetic Lease; (c) the monetary obligations under any sale and leaseback transaction which does not create a liability on the consolidated balance sheet of such Person and such subsidiaries; or (d) any other monetary obligation arising with respect to any other transaction which (i) upon the application of any applicable law to such Person or any of such subsidiaries, would be characterized as indebtedness; or (ii) is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheet of such Person and such subsidiaries (for purposes of this clause (d), any transaction structured to provide tax deductibility as interest expense of any dividend, coupon or other periodic payment will be deemed to be the functional equivalent of a borrowing).
“Other Hedging Agreements” shall mean any foreign exchange contracts, currency swap agreements, commodity agreements or other similar arrangements, or arrangements designed to protect against fluctuations in currency values or commodity prices.
“Person” shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any Governmental Authority.
“Synthetic Lease” shall mean any financing lease or so-called “synthetic,” tax retention or off-balance sheet lease transaction which, upon the application of any applicable law to such Person or any of such subsidiaries, would be characterized as indebtedness.
(b)upon the occurrence and during the continuance of an Event of Default (other than an Event of Default under Section 9(B) hereto arising from a default in respect of Section 8(xiv)) the Fee shall be increased automatically by 1.00% per annum (for the avoidance of doubt, an Event of Default shall not be deemed to have occurred hereunder until the relevant cure period shall have expired); and
(c)upon the occurrence and during the continuance of any default by us in the performance of any of the covenants set forth in Section 8 clauses (i)(a), (i) (b), (v), (vi) or (vii) (that shall continue to be unremedied for a period of 30 days from the occurrence of such default), the Fee shall be increased automatically by 0.50% per annum, provided that (a) if such event results from a default in the performance of any covenant set forth in Section 8 clauses (i)(a) or (i)(b) and it has not been cured within 60 days after it first occurred, the Fee shall be increased automatically by 0.75% per annum, and (b) if such event results from a default in the performance of any covenant under Section 8 clauses (i)(a) or (i)(b) and it has not been cured within 90 days after it first occurred, the Fee shall be increased automatically by 1.00% per annum.
Provided that, notwithstanding anything to the contrary set forth in the foregoing, in no event shall the Fee at any time exceed more than 2.00% per annum the level stated in the Application.

For purposes of the foregoing, (i) the Leverage Ratio shall be determined as of the end of each fiscal quarter of the Applicant’s fiscal year, based upon the financial statements in respect of such period, and (ii) each change in the Fee resulting from a change in the Leverage Ratio shall be effective during the period commencing on and including the date of delivery to the Bank of the financial statements indicating such change and ending on the date immediately preceding the effective date of the next such change.
The Fee shall be due notwithstanding any cancellation of the Credit prior to the scheduled expiry date thereof. In such case, you shall not be required to return any amounts to the Applicant.
3.Interest
From the date of payment of any draft, demand or drawing under the Credit by you to the Beneficiary, and until complete payment by us to you of any amounts due hereunder, if any amount, including without limitation principal, interest, fees, premiums, expenses or any other amount, is not paid when due (whether at maturity, by acceleration or otherwise), we agree to pay you interest per annum at a rate equal to the Libor for 180 day period, as it may change from time to time, plus 3.00% covering the period commencing on the day of your payment and ending on the day you receive our payment, computed on the basis of actual number of days elapsed over a 360-day year.
4.Acceptance
You may accept or pay any draft, document or other written or electronic demand for payment under the Credit, even if such demand is not in the form of a negotiable instrument, appearing on its face to substantially comply with the terms and conditions of the Credit and be signed or presented by the appropriate person, including, if any, the beneficiary’s successors or any other person required by the Credit. You do not have a duty to grant our waivers of discrepancies, nor to seek waivers of discrepancies from us. You may honor (and shall be entitled to reimbursement plus interest, if any) a previously dishonored presentation under a Credit, whether pursuant to court order, to settle or compromise any claim that it was wrongfully dishonored or otherwise. You do not have a duty to extend the term of a Credit or issue a replacement Credit. None of these circumstances shall cause you or any of your affiliates or correspondents to be liable to us. You do not have any duty to notify us of your receipt of a demand presented under a Credit or of your decision to honor such demand, but you will notify us in case you decide not to honor a demand, within l (one) Business Day from such decision.
Additionally, due to the nature of the Credit, and regardless of any language included therein (or any interpretation thereof that could be made in that respect), you shall have no obligation or responsibility for (i) the verification of actual occurrence of any event regarding the Underlying Obligations, (ii) the verification of the actual default by the Applicant of any of the Underlying Obligations and/or (iii) due diligence over the documentation detailed in the Credit (other than verifying that the Sight Draft and the Drawing Certificate – as defined in the Credit – conform with the forms attached to the

Credit and all blanks thereto have been completed). In this respect, any declaration or statement of the Beneficiary (including the character of the “Authorized Officers” as defined in the Credit) shall be deemed as valid and undisputable under the Credit, without any duty of verification or due diligence whatsoever on your part.
Also, since the Credit creates a first demand payment obligation, any payment made by you to the Beneficiary shall be at all times regarded as valid and duly made in your respect. Any further claims shall be brought between the Beneficiary and us, it being understood that you will have duly complied with your duties under the Credit by delivering prompt payment to the Beneficiary.
5.Obligations
Our obligations under this Agreement (the “Obligations”) shall be unqualified, absolute, unconditional, irrevocable and payable in the manner and method provided herein, irrespective of:
(a)any action taken or not taken or suffered by you or any of your correspondents or affiliates, if done in “good faith” as defined in Article 5 of the New York Uniform Commercial Code, in connection with any Credit or related drafts, documents or property,
(b)any lack of validity or enforceability of any document, instrument or agreement relating to the Underlying Obligations;
(c)any amendment or waiver of or any consent to departure from all or any of the provisions of any document, instrument or agreement relating to the Underlying Obligations;
(d)the existence of any claim, setoff, defense or other right which we or you may have at any time against the Beneficiary, against you or any other person or entity, whether in connection with this agreement or any document, instrument or agreement relating to the Underlying Obligations;
(e)any statement, draft or any other document presented under the Credit or in connection therewith proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;
(f)payment by you under the Credit against presentation of a demand or certificate that does not comply with the terms of such Credit, provided that neither your determination that documents presented under such Credit comply with the terms thereof, nor such payment, shall have constituted gross negligence or willful misconduct of your part, or failure to comply with the relevant standard of care prescribed by the Uniform Commercial Code; and
(g)any other act or omission to act or delay of any kind by you or any other person or any other event or circumstance whatsoever that might, but the provisions of this section, constitute a legal or equitable discharge or defense to our obligations hereunder.

We acknowledge that your rights and obligations under the Credit are independent of the existence, performance or nonperformance of any contract or arrangement underlying the Credit entered into between us and any other party other than you and that the Credit issued under this Agreement shall be irrevocable. Your responsibility concerning the payment in respect to the Underlying Obligations will not exceed the limit of Credit set forth in the Application.
Payment under certain earlier stand by letter of credit; as here declared by us, Credit Suisse has issued the Irrevocable Standby Letter of Credit, dated as of November 10, 2008, between Credit Suisse and McDonald’s Latin America, LLC (the “CS SBLC”) in similar terms as the Credit to be issued by you. To the extent the CS SBLC is then in effect we agree we shall use our commercially reasonable best efforts to cause the Beneficiary to make demands for drawings under the CS SBLC prior to any demands for drawings under the Credit.
6.Indemnification and Limitation on Liability
Unless otherwise provided herein, you may, without incurring any liability or impairing your entitlement to reimbursement under this Agreement, honor a Credit despite notice from us of, and without any duty to inquire into, any defense to payment or any adverse claims or other rights against the Beneficiary or any other person. You will not be regarded as the drafter of the Credit, even if you assisted in preparing the text of a Credit or amendments thereto. You will not be liable for any consequential or special damages, or for damages resulting from fluctuations in the value of foreign currency, goods, services or other property covered by a Credit.
We will indemnify and hold you, your correspondents and your officers, directors, affiliates, employees, attorneys and agents (collectively, the “Indemnitees”) harmless from and against any and all claims, liabilities, losses, damages, costs and expenses, including reasonable attorney’s fees and disbursements, other dispute resolution expenses and costs of collection that arise out of or in connection with: (A) the issuance of the Credit, (B) any payment, acceptance or action taken or not taken, (C) the enforcement of this Agreement or (D) any act or omission, whether rightful or wrongful, of any present or future de jure or de facto governmental authority or any other cause beyond your control or the control of your correspondents or agents, except with respect to clauses (A) to (C) above to the extent a court of competent jurisdiction finds, in a final, non-appealable judgment, that it resulted from such Indemnitees’ gross negligence or willful misconduct. We will pay within 2 Business Days after the Applicant’s receipt of notice of such due, all amounts owing under this Section.
Neither you nor your correspondents shall assume any liability to anyone for failure to pay or to accept a demand under the Credit if such failure is due to any applicable legal or regulatory restriction in force at the time and place of presentment. Unless otherwise provided herein, neither you nor your correspondents shall be responsible for (A) verifying the existence of any act, condition or statement made by any party in relation to their drawing or presentment under the Credit or in verifying or passing judgment on the reasonableness of any statement made by any party in relation to their drawing or presentment under the Credit or requesting or requiring the presentation of any document, including a default certificate, not required under the terms and conditions of the Credit, (B) the identity or authority of any signer or the form, validity, sufficiency, accuracy, legal effect or genuineness of documents presented under the Credit, including documents relating to transfer or assignment of rights under the Credit, if such documents on their face appear to comply with the terms of the Credit, even if such documents should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged, (C) each Credit’s effectiveness or suitability for our purpose, (D) any delay or failure to give any notice, (E) any breach of contract between the Beneficiary and ourselves, (F) any act or failure to act by the Beneficiary or the solvency of the Beneficiary, (G) the failure to arrive of any drafts or other documents which have been sent to you, (H) errors, omissions, interruptions or delays in transmission or delivery of any message, advice, document or proceeds in connection with the Credit, by mail, courier, cable, telegraph, wireless, telex or otherwise, or for errors in interpretation of technical terms or in translation, whether or not they be in cipher, and (I) any error, neglect or default, suspension or insolvency of any of the correspondents you have selected in your commercially reasonable discretion. None of the above shall affect, impair, or prevent the vesting of any of your rights or powers hereunder.
7.Consents and Approvals
We agree to promptly procure any licenses or certificates that you may reasonably consider to be necessary in connection with the execution of the contract, agreement or understanding underlying the Credit, and to provide you with any copies of documents, agreements or evidence and information, including financial information regarding the undersigned, as you may reasonably require or request from time to time.
8.Covenants
We shall, until any and all of our obligations hereunder are paid in full;
(a)furnish to you, either electronically or in hard copies, (a) within 120 days after the close of each fiscal year, our consolidated balance sheet and the related consolidated statements of income and retained earnings and statements of cash flows for such year, certified by an independent public accountant, prepared in accordance with U.S. GAAP and fairly present in all material respect our financial condition as of such date, and (b) within 90 days after the close of each quarterly accounting period, our consolidated balance sheet and the related consolidated statements of income and retained earnings and statements of cash flows for such quarterly accounting period, prepared in accordance with U.S. GAAP and fairly representing in all material respect our financial condition as of such date and (c) together with the information detailed in (a) and (b) above, as the case may be, a certified statement regarding level of the Leverage Ratio.

(b)promptly, and in any event within 3 Business Days after we deliver the same to the Beneficiary, furnish to you copies of all certificates that we may deliver to the Beneficiary, in accordance with Section 7.19 of the Master Franchise Agreement.
(c)promptly, and in any event within 3 Business Days after any of our authorized officers (or those of our subsidiaries) obtains knowledge thereof, furnish to you notice of (i) the occurrence of any event which constitutes and Event of Default; (ii) the occurrence of any Effective Termination or an automatic termination pursuant to Section 22.5 of the Master Franchise Agreement and the date of such occurrence, (iii) any notice of any claim pending or threatened in writing (a) against ourselves, our controlling or holding entities or any of our subsidiaries party to the Master Franchise Agreement, which could reasonably be expected to have a Material Adverse Effect (as defined below) or (b) with respect to this Agreement or the Master Franchise Agreement, which could reasonably be expected to result in the exercise of any remedies under, or termination of, this Agreement or the Master Franchise Agreement.
(d)promptly, and in any event within 3 Business Days after we deliver the same to the Beneficiary under the Master Franchise Agreement, furnish to you notice of any pending or threatened environmental claim against ourselves or our subsidiaries.
(e)use our commercially reasonable efforts to ensure we retain our material rights (and those of our affiliates) under the Master Franchise Agreement taken as a whole.
(f)do, and cause each of our subsidiaries to do, all things necessary to preserve and keep in full force and effect our (and their) existence and material rights, franchises, licenses, permits, copyrights, trademarks and patents, provided however, that nothing in this provision shall (a) prevent our or any of our subsidiaries withdrawal of its qualification as a foreign company in any jurisdiction if such withdrawal could not, either individually or in aggregate, reasonably be expected to have a Material Adverse Effect; or (b) require us or any of our subsidiaries to preserve or keep in full force and effect any right, franchises, license, permits, copyrights, trademarks or patents, if the failure to do so would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(g)comply, and will cause each of our subsidiaries to comply, with all applicable laws of, and all applicable restrictions imposed by all governmental authorities in respect of the conduct of our business and the ownership of our property, except such noncompliance as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(h)keep proper books of record and accounts in which full, true and correct entries in accordance with applicable GAAP and all requirements of law shall be made of all dealings and transactions in relation to our business and activities.
(i)perform all of our obligations under the terms of each mortgage, indenture, security agreement, loan agreement or credit agreement and each other agreement, contract or instrument by which we are bound (including, without limitation (a) all obligations under the Master Franchise Agreement and any other document relating thereto and (b) all claims of materialmen or warehousemen which, if unpaid, might by operation of the law give rise to a lien) except to extent that the failure to perform such obligations (a) could not reasonably be expected to have a Material Adverse Effect or (b) with respect to the payment, observance or performance of any indebtedness (other than our obligations hereunder) would not give rise to an Event of Default.
(j)pay and discharge all taxes, assessments and governmental charges or levies imposed upon us or our profits or income, or upon any of our property and all lawful claims, provided that we shall not be required to pay any such tax, assessment, charge, levy or claim to the extent that (a) the validity or amount thereof is being contested in good faith by appropriate proceedings diligently pursued, (b) we have maintained on our books adequate reserves with respect thereto in accordance with the applicable GAAP and (c) the failure to make payment pending such contest would not reasonably be expected to result in a Material Adverse Effect.
(k)regarding ourselves and our subsidiaries, to (a) keep property necessary to our business and such of our subsidiaries in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; and (b) maintain with financially sound and reputable insurance companies insurance on all such property and against all such risks as is consistent and in accordance with industry practice for companies similarly situated owning similar properties and engaged in similar businesses as we or our subsidiaries, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.
(l)not permit ourselves or any or our subsidiaries, on a consolidated basis, to cease to be solvent at any time.
(m)not (a) cause or permit any direct or indirect transfer, in whole or in part, of the Master Franchise Agreement and (b) amend, modify, change or waive any term or provision of the Master Franchise Agreement without your consent, unless such amendment, modification, change or other action could not reasonably be expected to be adverse in any material respect to your interests (it being understood that any amendment, modification or waiver to the Master Franchise Agreement that makes the terms of such agreement less restrictive to, or burdensome on, the Applicant shall be deemed not adverse to your interests).

(n)not permit the Leverage Ratio for any period ending on the last day of a fiscal quarter to be greater than 4.0:1.0.
(o)not, without your prior consent, take or cause to be taken any action to make a “Debt Assumption Election” (as defined in the Master Franchise Agreement) under Section 21.6.2. of the Master Franchise Agreement.
For the purposes of this clause “Material Adverse Effect” shall be understood as any material adverse effect on (a) our business, condition (financial or otherwise), operations, performance or properties or those of our subsidiaries, or (b) the ability of us or any of our subsidiaries to perform its duties under any document, instrument or agreement related to the Underlying Obligations.
9.Outstanding Amount, Events of Default
The outstanding amount under the Credit shall be reduced by the amount of any drawing under it, until the reimbursement of such amount and all other amounts then due and payable for which reasonably-detailed written invoices have been delivered to us, in which case the outstanding amount shall be increased (but in no event exceeding the Total Amount, as defined in the Application) in the amount of the reimbursed amounts detailed above only after 5 days from the receipt of such funds, at your satisfaction. The obligation of increasing the outstanding amount under the Credit shall not be binding against you if one of the following events of default (each of these, an “Event of Default”) shall, in your sole reasonable opinion, have occurred and be continuing:
(i)a default in the payment of any amount due and payable to you, your assigns or successors, Itaú Unibanco S.A. or its subsidiaries, affiliates, controlled, controlling entities or entities under common control with Itaú Unibanco S.A. under this Agreement);
(ii)a material violation or breach of any of the other terms and conditions of this Agreement (including without limitation, a default in the performance of any of the covenants set for in Section 8 above, other than Section 8 clauses (i)(a), (i)(b), (v), (vi) and (vii).
(iii)an Event of Default under the Applicant’s 7.50% Senior Notes due 2019, as defined in the terms and conditions applicable to such notes;
(iv)in respect to the Guarantee Letter (as defined below) if upon the occurrence of any of the following: (i) the aggregate revenues from the Subsidiary Guarantor (as defined below) and any Additional Subsidiary Guarantor (as defined in the Guarantee Letter) represent at any time less than 50% of total consolidated EBITDA of the Applicant, measured quarterly over consolidated financial statements of the Applicant; or (ii) a Convertibility Event (as defined in the Guarantee Letter), or (iii) any other event, circumstance or fact that directly or indirectly prevents the Subsidiary Guarantor from complying with its obligations under the Guarantee Letter or under the Guaranteed Obligations (as defined in the Guarantee Letter), as applicable, in the same terms and conditions as agreed in the Guaranteed Obligations; and with respect to each of the foregoing clauses (i), (ii) or (iii) an additional subsidiary guarantor has not been added to the Guarantee Letter, in accordance with its terms;
(v)the filing by ourselves of a petition or answer or consent seeking relief under Title 11 of the United States Code, as now or hereafter in effect, or the initiation of a similar or comparable proceeding under any other applicable federal or state bankruptcy, insolvency or other similar law, or the consent by us to the institution of proceedings under such Title 11 or a similar or comparable proceeding under any such other law or to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) with respect to ourselves or any part of our property, or the making by us of any assignment for the benefit of creditors, or our failure to generally pay our debts as they become due, or the taking of corporate or other action to authorize any of the foregoing;
(vi)the entry of a decree or order by a court having jurisdiction for relief in respect of ourselves under Title 11 of the United States Code, as now or hereafter in effect, or any similar or comparable action of any court having jurisdiction under any other applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of ourselves or any part of our properties, or ordering the winding-up or the liquidation of our affairs;
(vii)a proceeding or case shall be commenced, without the application or consent on our part in any court of competent jurisdiction, seeking (a) our liquidation, dissolution, arrangement or winding-up, or the composition or readjustment or our debts, (b) the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of ourselves or any part of our properties or our assets; or (c) similar relief in respect to ourselves under any law relating to bankruptcy, insolvency, winding-up, or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or any order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 45 days;
(viii)any material provision of the Agreement shall for any reason cease to be valid and binding on us or we shall so state in writing;
(ix)it is or will reasonably expected to become unlawful for us to perform or comply with any one or more of our material obligations under the Agreement;
(x)the occurrence and continuance of a Material Breach (as such term is defined in the Master Franchise Agreement) under the Master Franchise Agreement, which Material Breach shall continue for 90 days from the date such Material Breach first occurred and shall not have been waived;

(xi)the failure by the Master Franchisee (as such term is defined in the Master Franchise Agreement) to comply with any of its obligations under Section 7.20 of the Master Franchise Agreement; or
(xii)the occurrence of any of the above events to any person or entity that guarantees any of our obligations under this Agreement (including without limitation, the issuer of the Guarantee Letter),
Upon the occurrence of an Event of Default, you shall have the right to send to us a notice of Event of Default as detailed in the Credit. As long as the Event of Default is still continuing, there shall be no obligation on your part to increase the outstanding amount under the Credit.
10.Remedies
We agree that if at any time or from time to time you shall retain an attorney for the enforcement or protection of your rights hereunder, then upon each such retention, said reasonable attorney’s fees will be immediately due and owing by us.
11.Amendments and Modifications
We agree that this Agreement shall be binding on us with respect to any extension of the maturity or time for presentment of drafts, or documents, any increase in the amount of the Credit or any other modification of the terms of any Credits, made at our request or with our consent. Our Obligations shall not be reduced or impaired in any way by any agreement you and the Beneficiary may make to extend your time to honor drafts or to give notice of discrepancies.
12.Waiver
You shall not be deemed to have any of your rights waived hereunder unless you or your authorized agent shall have signed such waiver in writing. No failure on your part to exercise and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof nor shall any single or partial exercise by you of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. We further agree that your rights, remedies, powers, security interests and liens hereunder shall continue unimpaired and that we shall be and remain obligated in accordance with the terms hereof notwithstanding the partial exercise by you of any right, remedy or power, at any time or times, or of any rights or interests therein, or any delay, extension of time, renewal, release, substitution or addition of parties, compromise or other indulgence granted by you, in reference to any of the Obligations, or any promissory note, draft, demand, document, bill of exchange or other instrument given in connection therewith, we hereby waive all notice of any delay, extension, release, substitution, renewal, compromise or other indulgence, and hereby consent to be bound as fully and effectually as if we had expressly agreed thereto in advance.
13.Successors and Assigns
The Obligations hereof shall continue in force, and apply, notwithstanding any change in our corporate structure, membership or ownership, and the Obligations hereof shall bind us and our representatives, successors and permitted assigns, and all rights, benefits and privileges hereby conferred on you shall be and hereby are extended to and conferred upon and may be enforced by your successors and assigns. Neither party may transfer or otherwise assign its rights and obligations hereunder, in whole or in part, without the consent of the other party hereto, except if an Event of Default has occurred under this Agreement and/or the Application, in which case you may freely transfer or otherwise assign your rights and obligations hereunder, without the need of prior notification or consent from us but with the prior written consent of the Beneficiary. However, you may grant participation in your rights and obligations hereunder without any prior notification or consent, provided that any such participation arrangement shall not in any way diminish your status or obligations under this Agreement or the Credit; provided, further, that we shall have no obligation to provide any notice or information pursuant to this Agreement to any person other than you and the terms and conditions applicable to us shall remain unchanged. You may disclose information pertaining to us, as it relates to this Agreement or the Credit, solely to actual or potential transferees, assignees affiliates or contractors provided that such parties agree to maintain the confidentiality of such information or as otherwise required by law.
14.Notice
Notices and demands under this Agreement shall be in writing, delivered by hand, courier, first class mail postage prepaid or registered mail and will be effective, if to you, when sent to your address appearing above, and if to us, when sent to our address appearing below with our signature, or any such other address as either party hereto may inform the other parties in writing. Notices to the Beneficiary shall be effective when sent to the address maintained in your records and we shall hold you harmless against any claim by the Beneficiary of non-receipt of any notice.
15.Promissory Note and Guarantee Letter, Representations and Warranties
The Applicant shall deliver to you (a) a promissory note evidencing its obligations hereunder (hereinafter referred to as “Promissory Note”) issued by the Applicant in the form of Exhibit B hereto; and (b) a guarantee letter of May 2, 2011 (the “Subsidiary Guarantor”) guarantying the full and punctual payment when due (whether at stated maturity, by acceleration or otherwise) of the Applicant’s obligations and liabilities to you (whether such obligations and/or liabilities are presently due or will become due in the future, whether for principal, interest, fees, expenses, indemnification or otherwise) in respect of the Credit and this Agreement, including without limitation the Applicant’s reimbursement obligations for payments made by you under the Credit (the “Guarantee Letter”). The failure of the Applicant to comply with any obligation to reimburse you for drawings under the Credit or with any obligation to pay the Fee, costs and/or taxes in respect to this Agreement, the Application or the Credit, when such amounts are due and payable, will entitle you to claim immediately the Promissory Note and/or the Guarantee Letter or resort any other remedies in order to receive payments in respect of the Credit, provided that you shall have the power to offset any of its credits hereunder with any credits or deposits the Applicant may have with you. For the avoidance of doubt, the right to offset any credits hereunder granted by the immediately preceding sentence shall not apply to any credits or deposits that any of the Applicant’s affiliates or subsidiaries may have with you.
The Applicant represents and warrants that: (i) it has all necessary corporate or other power, authority and legal right to execute, deliver and perform its obligations under this Agreement and under the Promissory Note; (ii) the execution, delivery and performance by the Applicant of this Agreement and the Promissory Note have been duly authorized by all necessary action on the part of the Applicant; (iii) this Agreement, the Application and the Promissory Note have been duly executed and delivered by the Applicant, and constitute the Applicant’s legal, valid and binding obligations, enforceable against the Applicant in accordance with their respective terms; and (iv) the obligations of the Applicant under the Agreement and under the Promissory Note do not require consent from any person pursuant to any applicable laws or, to the extent such consent is required, it has already been obtained, has not been revoked and is in full force and effect on the date hereof. The Applicant acknowledges that the Promissory Note is a condition precedent to you issuing the Credit in accordance with this Agreement.
16.Entire Agreement; Rights and Remedies Cumulative.
This Agreement constitutes the entire agreement between the parties concerning your issuance of the Credit for our account and supersedes all prior or simultaneous agreements. Each and every right, remedy and power hereby granted to you or allowed to you by law or other agreement shall be cumulative and not exclusive of any other and may be exercised by you from time to time.
17.Termination; Survival.
This is a continuing agreement and shall remain in effect until your receipt of our written notice of termination. Termination of this Agreement shall not release us from any existing liability for our Obligations, or resulting from or relating to the Credit.
It is expressly understood you shall be released from your obligations under the Credit upon occurrence of the earliest to occur of any of the expiry dates provided therein, but only to the extent that the Beneficiary has not presented to you before such date any proper demand for payment under the Credit which remains to be paid to the Beneficiary.
18.Defined terms; Interpretation; Severability.
The term “Application” as used in this Agreement means a written and signed application substantially in the form of Exhibit A attached hereto that we deliver to you or such other writing that we deliver to you with sufficient information to enable you to prepare and issue or amend a Credit for our account. The term “Business Day” as used in this Agreement means any day other than (a) a Saturday or Sunday or (b) a day on which commercial banks are required or authorized by law or by local proclamation to close in the city or cities specified herein or if no city is so specified, in New York City and in São Paulo. The word “property” as used in this Agreement includes cash proceeds, deposit accounts, goods and documents relative thereto, securities, funds, and any and all other forms of property, whether real, personal or mixed and any right or interest therein.

Headings are included only for convenience. The term “including” means “including without limitation”. If any provision of this Agreement is held illegal or unenforceable, the validity of the remaining provisions shall not be affected. Delivery of a signed signature page to this Agreement via fax shall be as effective as physical delivery of the signed original counterpart.
19.Governing Law; Service of Process; Waivers.
Each Credit shall be subject to the International Standby Practices 1998, International Chamber of Commerce (ICC) Publication 590 (ISP 98) in effect at the same time of the issuance of such Credit. This Agreement and the rights and obligations of all parties hereto shall be governed by the laws of the State of New York and applicable United States federal laws. The provisions herein are supplemental to, and not in substitution of the ISP 98 to the extent consistent with (and not in limitation of) the provisions of this Agreement.
We irrevocably submit to the non-exclusive jurisdiction of any state or federal court sitting in New York, New York and irrevocably waive any objection to venue or claim of inconvenience to such courts. We agree not to bring any action in connection herewith in any jurisdiction outside of New York, New York. We irrevocably consent to service of process by sending copies of such process to our notice address indicated near our signature below. Final judgment against us in any action or proceeding shall be enforceable against us in other jurisdictions in accordance with applicable law. We irrevocably waive any immunities from jurisdiction of any court or legal process that we (or our property) may now have or later acquire with respect to our Obligations.
WE, THE APPLICANT, AND YOU, EACH IRREVOCABLY WAIVE OUR RIGHTS TO A JURY TRIAL OF ANY CLAIM, COUNTERCLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE CREDIT OR ANY DEALINGS WITH ONE ANOTHER RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT.

Very truly yours, Arcos Dorados B.V. (the “Applicant”)
By:	/s/ Diego Pace
Corporate Finance Director

Itaú Unibanco S.A. and its branches, affiliates and subsidiaries offer financial services worldwide to a broad range of customers. Applicants acknowledge and accept that Itaú Unibanco S.A. or any of its branches, affiliates or subsidiaries may perform more than one role in relation to a certain Credit, including to advise the Credit.

For Bank Use Only

Itaú Unibanco S.A. New York Branch approval section

Signature	/s/ Claudia Lopes
Claudia Lopes
Deputy General Manager

Signature	/s/ Caio Kac
Caio Kac Sr Treasury & Business Development Officer

Exhibit A
Application for Standby Letter of Credit
Itaú Unibanco S.A. New York Branch
Attention: Operations Department

Applicant Name: Address:	Expiry Date (drafts must be presented on or before this date):
Advising Bank Name: Address:	Total Amount (the “Total Amount”):
Beneficiary: Name: Address:	Letter of Credit No. Date:

This Application is for the issuance of standby letter of credit so as to secure any and all obligations of the undersigned, Arcos Dorados B.V. (the “Applicant”) to McDonald’s Latin America, LLC (the “Beneficiary”) arising upon the occurrence of any of the events expressly set forth under Section 7.9.2 of the Master Franchise Agreement for McDonald’s Restaurants among McDonald’s Latin America, LLC, LatAm, LLC, the subsidiaries listed in Exhibit I thereto, Arcos Dorados Limited, Arcos Dorados Cooperatieve U.A., Arcos Dorados B.V. and Los Laureles Ltd., dated as of August 3, 2007 (the “Underlying Obligations”), substantially in the form of Exhibit I hereto (the “Credit”). and under and subject to the terms and conditions of the Continuing Standby Letter of Credit Agreement dated _______________, (the “Agreement”) to be available by sight payment with Itaú Unibanco S.A. New York Branch against presentation of (select all that apply):
_____1. A demand conforming with the requirements specified in the attached form of Standby Letter of Credit.
_____2. Additional terms and conditions:_________________________________________ _____________________ (if necessary, attach signed addendum to this Application).
The Applicant shall pay Itaú Unibanco S.A. New York Branch on each anniversary from the date hereof a commission of 3.5% per annum (computed on the basis of actual number of days elapsed over a 360-day year), in advance, calculated over the Total Amount, even if at the due date of payment the outstanding amount under the Credit is less than such Total Amount (the “Fee”). Such Fee shall be paid on _________________________________ (insert payment date) together with the amounts corresponding to any applicable withholding tax.

The Credit shall be transmitted by SWIFT. All banking charges are for the account of the Applicant.
In consideration of the establishment of the Credit substantially as applied for herein, we have read the Agreement and agree that its terms and conditions are made a part of this Application and are hereby accepted by us.

Applicant’s Name:	Applicant Address:

Date:	Date:

Applicant may submit an executed copy of this Application in original form to Itaú Unibanco S.A. New York Branch, 767 Fifth Avenue – 50th Floor, New York, NY 10153, USA and Applicant will be bound by such given instructions.

EXHIBIT B
Form of The PROMISSORY NOTE
Amount: US$______________
_______(Date)_____
FOR VALUE RECEIVED, the undersigned, ________________, a corporation organized and existing under the laws of [_____], registered under[_____] of the Registrar Office of [_____], with its principal offices located at ___________________________________________ (the “Borrower”), HEREBY IRREVOCABLY AND UNCONDITIONALLY PROMISES TO PAY AT SIGHT (“A LA VISTA”) to the order of ITAÚ UNIBANCO S.A. New York Branch (the “Lender”), the principal sum equal to the aggregate due and unpaid amount at any time regarding (i) the reimbursement of any drawings made under the Credit pursuant to Section 1 of the Agreement (as defined below) and (ii) the Fee, expenses and taxes pursuant to Section 2 of the Agreement. The Borrower also promises to pay interest on the outstanding principal amount hereof at the rates and payable at such times as are specified in the Agreement. Wherever used in this Promissory Note, unless the context otherwise requires, capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.
Both principal and interest hereunder are payable in lawful money of the United States of America without setoff or counterclaim (in immediately available U.S. Dollars) to the Lender, no later than 12:00 noon (New York City time) at its Account Number: [     ], in favor of ITAÚ UNIBANCO S.A. New York Branch, free and clear of, and without deduction for, any and all present and future taxes, levies, imposts, deductions, charges and withholdings whatsoever.
In the event the principal amount of this Promissory Note is not paid in full when due, such unpaid principal amount shall carry interest from the due date thereof until the date payment is received by the holder hereof (after as well as before judgment)) at the rate per annum specified in the Agreement.
The Borrower hereby waives all requirements as to diligence, presentment, demand of payment, protest and notice of any kind with respect to this Note. The failure of any holder of this Promissory Note to exercise any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.
This Promissory Note is the Promissory Note referred to in the “CONTINUING STAND BY LETTER OF A CREDIT AGREEMENT” (the “Agreement”), dated as of [     ], signed by, which among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain stated events therein specified.

This Promissory Note shall be governed by and construed in accordance with the laws of the State of New York, United States of America, as specified in the Agreement.
In respect to the enforcement of this Promissory Note (as well as regarding any acts or procedures related to such enforcement) the Borrower irrevocable submits to the competence and jurisdiction of the state and federal courts sitting in New York, New York, waiving any right it may have to be judged by the courts corresponding to its jurisdiction of incorporation.
EACH OF THE BORROWER AND THE LENDER BY ITS ACCEPTANCE HEREOF, VOLUNTARILY AND INTENTIONALLY WAIVES (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING UNDER OR RELATED TO THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY AND AGREES THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.

[BORROWER]
By:
	Name:	Title:
ID N°: